Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857;

Shanghai Stock Exchange Stock Code: 601857)

ANNOUNCEMENT

FIRST QUARTERLY REPORT OF 2023

Important Notice

•

The board of directors, the supervisory committee and the directors, supervisors and senior management of PetroChina Company Limited (the “Company”) warrant the truthfulness, accuracy and completeness of the information contained in this quarterly report and that there are no misrepresentation or misleading statements contained in or material omissions from this quarterly report, and they jointly and severally accept full responsibility thereof.

•	This quarterly report has been approved at the 21st meeting of the eighth session of the board of directors of the Company. All directors of the Company have attended this board meeting.

•

Mr. Dai Houliang, chairman of the Company, Mr. Huang Yongzhang, director and president of the Company, and Mr. Wang Hua, chief financial officer of the Company, warrant the truthfulness, accuracy and completeness of the financial information set out in this quarterly report.

•

The financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with the China Accounting Standards (“CAS”) and the International Financial Reporting Standards (“IFRS”), respectively. The financial statements set out in this quarterly report are unaudited.

1.	Key Financial Data

1.1	Key Accounting Data and Financial Indicators Prepared under IFRS

Unit: RMB Million
Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period (after retrospective adjustment)(a)	From the beginning of the preceding year to the end of the preceding reporting period (before retrospective adjustment)	Changes over the same period of the preceding year (%)
Revenue	732,471	779,368	779,368	(6.0)
Profit attributable to owners of the Company	43,624	38,899	39,060	12.1
Return on net assets (%)	3.1	3.0	3.0	0.1 percentage point
Basic earnings per share (RMB/share)	0.24	0.21	0.21	12.1
Diluted earnings per share (RMB/share)	0.24	0.21	0.21	12.1
Net cash flows from operating activities	126,382	84,425	84,425	49.7

Unit: RMB Million
Items	As of the end of the reporting period	As of the end of the preceding year (after retrospective adjustment)	As of the end of the preceding year (before retrospective adjustment)	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,710,608	2,670,746	2,673,485	1.5
Equity attributable to owners of the Company	1,408,507	1,366,574	1,369,327	3.1

1.2	Key Accounting Data and Financial Indicators Prepared under CAS

1.2.1	Key Accounting Data and Financial Indicators

Unit: RMB Million
Items	From the beginning of the year to the end of the reporting period	From the beginning of the preceding year to the end of the preceding reporting period (after retrospective adjustment)	From the beginning of the preceding year to the end of the preceding reporting period (before retrospective adjustment)	Changes over the same period of the preceding year (%)
Operating income	732,471	779,368	779,368	(6.0)
Net profit attributable to equity holders of the Company	43,630	38,898	39,059	12.2
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	44,121	39,477	39,638	11.8
Weighted average return on net assets (%)	3.1	3.0	3.0	0.1 percentage point
Basic earnings per share (RMB/share)	0.24	0.21	0.21	12.2
Diluted earnings per share (RMB/share)	0.24	0.21	0.21	12.2
Net cash flows from operating activities	126,382	84,425	84,425	49.7

Unit: RMB Million
Items	As of the end of the reporting period	As of the end of the preceding year (after retrospective adjustment)	As of the end of the preceding year (before retrospective adjustment)	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,710,874	2,671,012	2,673,751	1.5
Equity attributable to owners of the Company	1,408,762	1,366,823	1,369,576	3.1

(a)

The Ministry of Finance issued the Notice on Issuing Interpretation No. 16 of Accounting Standards for Business Enterprises (《關於印發<企業會計準則解釋第16 號>的通知》 (“Interpretation No. 16”) in 2022. From January 1, 2023, the Group and the Company have implemented the relevant provisions of Interpretation No.16 regarding accounting treatment for the deferred income tax related to the assets and liabilities arising from an individual transaction that were not applicable to the initial recognition exemption, and the accumulative effect is adjusted to the initial retained earnings and other relevant financial statement items of the earliest period presented in the financial statements. The Group and the Company made retrospective adjustments to the individual transactions that existed between January 1, 2022 and the effective date that meet the requirements of Interpretation No. 16, and the comparative financial statements for 2022 have been restated accordingly. Except for the above impact, the above amendments have no material impact on the financial statements of the Group and the Company.

1.2.2	Non-Recurring Profits/Loss Items and Amounts

Unit: RMB Million
Items	Profit/(loss) from the beginning of the year to the end of the reporting period
Net loss on disposal of non-current assets	(276)
Government grants recognized in the current period	268
Reversal of provisions for bad debts against receivables	60
Net profit/loss on disposal of associates and joint ventures	55
Net profit/loss on disposal of subsidiaries	20
Net profit on holding and disposal of other investments	395
Other non-operating income and expenses	(1,117)

Sub-total	(595)

Tax impact of non-recurring profit/loss items	121
Impact of non-controlling interests	(17)

Total	(491)

1.2.3	Changes in Key Accounting Data and Financial Indicators and the Reasons thereof

Unit: RMB Million
Item	For the three months ended on March 31,		Changes (%)	Main reasons for the changes
	2023	2022
Net cash flows from operating activities	126,382	84,425	49.7	Mainly due to the increase in the net profit and the changes of working capitals including receivables, inventories and payable

1.3	Differences between CAS and IFRS

The consolidated net profit for the reporting period under IFRS and CAS were RMB48,503 million and RMB48,509 million, respectively, with a difference of RMB6 million; the consolidated shareholders’ equity as of the end of the reporting period under IFRS and CAS were RMB1,580,738 million and RMB1,580,994 million, respectively, with a difference of RMB256 million. These differences under the different accounting standards were primarily due to the valuation for assets other than fixed assets and oil and gas properties in 1999. During the restructuring in 1999, a valuation was carried out for assets and liabilities injected by China National Petroleum Corporation (its Chinese name 中國石油天然氣集團公司was changed into 中國石油天然氣集團有限公司 on December 19, 2017, abbreviated as “CNPC” before and after the change of name). The valuation results on assets other than fixed assets and oil and gas properties were not recognized in the financial statements prepared under IFRS.

2.	Information on Shareholders

2.1	Total Number of Shareholders Holding Ordinary Shares and Shareholdings of the Top Ten Shareholders

Total number of shareholders holding ordinary shares as of the end of the reporting period	533,299 shareholders including 527,621 holders of A shares and 5,678 holders of H shares

Shareholdings of the top ten shareholders
Name of shareholders	Nature of shareholder	Percentage of Shareholdings (%)	Number of shares held		Number of shares with selling restrictions	Pledged, marked or frozen shares
						Condition of shares	Number of shares
CNPC	State-owned legal person	82.46	150,923,565,570	(1)	0		0
HKSCC Nominees Limited(2)	Overseas legal person	11.42	20,900,296,782	(3)	0		0
China Petrochemical Corporation	State-owned legal person	1.00	1,830,210,000		0		0
Hong Kong Securities Clearing Company Limited(4)	Overseas legal person	0.59	1,073,298,946		0		0
China Securities Finance Corporation Limited	State-owned legal person	0.56	1,020,165,128		0		0
China Metallurgical Group Corporation	State-owned legal person	0.31	560,000,000		0		0
Central Huijin Asset Management Ltd.	State-owned legal person	0.11	201,695,000		0		0
Bosera Fund—Ansteel Group Corporation -Bosera Fund Xin’an No.1—Asset Management Plan	State-owned legal person	0.09	172,052,500		0		0
Bank of Communication Co., Ltd.—E Fund SSE 50 Index Enhanced Securities Investment Fund	State-owned legal person	0.04	81,201,401		0		0
Shi Aizhong	Domestic natural person	0.04	78,131,044		0		0

Shareholdings of the top ten shareholders of shares without selling restrictions
Name of shareholders	Number of shares held	Type of shares
CNPC	150,923,565,570	A shares
HKSCC Nominees Limited	20,900,296,782	H shares
China Petrochemical Corporation	1,830,210,000	A shares
Hong Kong Securities Clearing Company Limited	1,073,298,946	A shares
China Securities Finance Corporation Limited	1,020,165,128	A shares
China Metallurgical Group Corporation	560,000,000	A shares
Central Huijin Asset Management Ltd.	201,695,000	A shares
Bosera Fund—Ansteel Group Corporation—Bosera Fund Xin’an No.1—Asset Management Plan	172,052,500	A shares
Bank of Communication Co., Limited—E Fund SSE 50 Index Enhanced Securities Investment Fund	81,201,401	A shares
Shi Aizhong	78,131,044	A shares

Statement on the connection or activities acting in concert among the above-mentioned shareholders:

Except for HKSCC Nominees Limited and Hong Kong Securities Clearing Company Limited that are wholly-owned subsidiaries of Hong Kong Exchanges and Clearing Limited, the Company is not aware of any connection among or between the other top ten shareholders or that they are persons acting in concert as provided for in the “Measures for the Administration of Acquisitions by Listed Companies”.

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2)

HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as nominee on behalf of other corporate or individual shareholders to hold the H shares of the Company.

(3)

291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total issued shares of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)

Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and acts as the nominee on behalf of investors of The Stock Exchange of Hong Kong Limited to hold the A shares of the Company listed on Shanghai Stock Exchange.

2.2	Number of Shareholders Holding Preferred Shares and Shareholdings of Top Ten Shareholders Holding Preferred Shares of the Company

Inapplicable.

3.	Business Review

In the first quarter of 2023, while the world economy maintained slow recovery, the PRC economy continued to recover steadily, market expectations improved significantly and the gross domestic product (“GDP”) increased by 4.5% year-on-year. International oil price experienced downward fluctuation, the average spot price of North Sea Brent crude oil was US$81.17 per barrel, representing a decrease of 20.6% as compared with US$102.23 per barrel for the same period of last year. The average spot price of the West Texas Intermediate crude oil was US$75.97 per barrel, representing a decrease of 20.1% as compared with US$95.04 per barrel for the same period of last year. The demand of the domestic refined oil market recovered steadily, while that of the natural gas market kept increasing.

Seizing the opportunity of steady growth of PRC economy, the Group implemented high-quality development requirements, coordinated production and operation, safety and environmental protection, quality and profitability improvement, reform and innovation and green transformation. The Group continuously optimized production operation and product structure, vigorously strengthened its efforts in marketing, strictly controlled the investment and cost and expenses, efficiently maintained stable and profitable production operation. The Group’s operating results maintained growth and its financial condition stayed healthy although the international oil price decreased as compared with the same period of last year. In the first quarter of 2023, the average realized price for crude oil of the Group was US$75.98 per barrel, representing a decrease of 11.9% as compared with US$86.29 per barrel for the same period of last year. The Group achieved a revenue of RMB732,471 million under IFRS, representing a decrease of 6.0% as compared with RMB779,368 million for the same period of last year. The net profit attributable to owners of the Company amounted to RMB43,624 million, representing an increase of 12.1% as compared with RMB38,899 million for the same period of last year, which was primarily due to the increase in domestic sales volume of major oil and gas products as well as the Group’s deepening of its endeavor in quality and profitability improvement.

In respect of oil, gas and new energy business, the Group persisted with fine exploration and high-profitability development, steadily increased reserves and output, continuously promoted “stabilizing oil output and increasing gas output”, enhanced domestic natural gas development and maintained rapid growth of domestic natural gas output. The Group solidly promoted the integrated development of oil, gas and new energy business and the scale of new energy business continued to grow. In the first quarter of 2023, the oil and gas equivalent output of the Group was 452.0 million barrels, representing an increase of 4.9% as compared with 430.9 million barrels for the same period of last year, of which the domestic oil and gas equivalent output was 402.6 million barrels, representing an increase of 3.3% as compared with 389.8 million barrels for the same period of last year, and the overseas oil and gas equivalent output was 49.4 million barrels, representing an increase of 20.1% as compared with 41.1 million barrels for the same period of last year. The oil, gas and new energy business realized an operating profit of RMB40,996 million, representing an increase of 5.7% as compared with RMB38,798 million for the same period of last year, which was mainly due to the increase in sales volume of crude oil and natural gas. The unit oil and gas lifting costs were US$10.57 per barrel, representing a decrease of 2.3% as compared with US$10.82 for the same period of last year, which was primarily due to the combined effects such as the fluctuation in exchange rate and increase in the costs of fuel and power.

Key Figures for the Oil, Gas and New Energy Business

Operating Figures	Unit	For the three months ended March 31,		Changes over the same period of the preceding year (%)
		2023	2022
Crude oil output	Million barrels	236.3	224.9	5.1
of which: domestic	Million barrels	195.5	192.6	1.5
overseas	Million barrels	40.8	32.3	26.3
Marketable natural gas output	Billion cubic feet	1,294.1	1,235.5	4.7
of which: domestic	Billion cubic feet	1,242.7	1,182.6	5.1
overseas	Billion cubic feet	51.4	52.8	(2.7)
Oil and natural gas equivalent output	Million barrels	452.0	430.9	4.9
of which: domestic	Million barrels	402.6	389.8	3.3
overseas	Million barrels	49.4	41.1	20.1

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic meter of natural gas = 35.315 cubic feet.

In respect of the refining, chemicals and new materials business, the Group, by adhering to the market-oriented approach, timely optimized product structure based on market demand, continuously promoted the reduction of refining products and increase in chemical products and the reduction of traditional refining products and increase in special petroleum products (减油增化、减油增特) and vigorously developed high-end and high value-added products. The Group continued to strengthen the control of costs and expenses, enhanced competitiveness of refining and chemical products and promoted the construction of ethylene projects and other transformation and upgrading projects. In the first quarter of 2023, the Group processed a total amount of 326.9 million barrels of crude oil, representing an increase of 8.1% as compared with 302.4 million barrels for the same period of last year; the Group produced 27.754 million tons of refined products, representing an increase of 5.7% as compared with 26.250 million tons for the same period of last year; the Group produced 2.000 million tons of ethylene, representing an increase of 2.1% as compared with 1.959 million tons for the same period of last year. The outputs of chemical commodity products reached 8.491 million tons, representing an increase of 3.5% as compared with 8.207 million tons for the same period of last year. The profit from operations of refining, chemicals and new materials business amounted to RMB8,470 million, representing a decrease of 21.3% as compared with RMB10,765 million for the same period of last year, among which, the profit from operations in the refining business amounted to RMB9,396 million, representing a decrease of 12.6% as compared with RMB 10,748 million for the same period of last year, mainly due to the combined effect of the decrease in gross profit margin of refined oil and the increase in sales volume; the operating loss from the chemicals business amounted to RMB926 million, representing a decrease of RMB943 million as compared with the operating profit of RMB17 million for the same period of last year, which was primarily due to the decrease in chemical materials’ prices and the decrease in gross profit margin.

Key Figures for the Refining, Chemicals and New Materials Business

Operating Figures	Unit	For the three months ended March 31,		Changes over the same period of the preceding year (%)
		2023	2022
Processed crude oil	Million barrels	326.9	302.4	8.1
Gasoline, kerosene, diesel output	’000 ton	27,754	26,250	5.7
of which: Gasoline	’000 ton	11,256	11,780	(4.4)
Kerosene	’000 ton	2,920	2,201	32.7
Diesel	’000 ton	13,578	12,269	10.7
Output of key chemical products
Ethylene	’000 ton	2,000	1,959	2.1
Synthetic resin	’000 ton	3,089	3,091	(0.1)
Synthetic fiber materials and polymers	’000 ton	268	301	(11.1)
Synthetic rubber	’000 ton	257	293	(12.2)
Urea	’000 ton	445	730	(39.0)

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

In respect of the marketing business, the Group seized the opportunity of demand recovery in the domestic refined oil market, strived to enhance the precise marketing, devoted efforts in market expansion, inventories reduction, and increase in profitability. The Group well organized international trade, effectively controlled market risks and continuously increased the profitability of the whole industry chain. In the first quarter of 2023, the Group sold 37.575 million tons of refined oil, representing an increase of 6.5% as compared with 35.282 million tons for the same period of last year, of which 27.290 million tons of refined oil was sold domestically, representing an increase of 9.5% as compared with 24.919 million tons for the same period of last year. The profit from operations of marketing business amounted to RMB8,156 million, representing an increase of 79.0% as compared with RMB4,556 million for the same period of last year. This was primarily due to the Group’s active study and judgment on market price trend in international trade business which caused the significant increase in the trading profit.

Key Figures for the Marketing Business

Operating Figures	Unit	For the three months ended March 31,		Changes over the same period of the preceding year (%)
		2023	2022
Total sales volume of gasoline, kerosene and diesel	’000 ton	37,575	35,282	6.5
of which: Gasoline	’000 ton	15,686	15,567	0.8
Kerosene	’000 ton	3,900	3,502	11.4
Diesel	’000 ton	17,989	16,213	11.0
Domestic sales volume of gasoline, kerosene and diesel	’000 ton	27,290	24,919	9.5
of which: Gasoline	’000 ton	12,472	12,553	(0.6)
Kerosene	’000 ton	2,187	1,683	29.9
Diesel	’000 ton	12,631	10,683	18.2

Number of gas stations and convenience stores	Unit	As of March 31, 2023	As of December 31, 2022	Changes (%)
Number of gas stations	Unit	22,441	22,586	(0.6)
Among which: Self-operated gas stations	Unit	20,419	20,564	(0.7)
Number of convenience stores	Unit	19,700	20,600	(4.4)

In respect of the natural gas sales business, the Group continuously optimized the resource structure and strived to control procurement costs of imported natural gas. The Group strived to promote marketing, actively expanded the high-end and high-profit markets and direct end-customers, strengthened the construction of terminal retail sales network and continuously increased sales profitability. In the first quarter of 2023, the Group’s domestic natural gas sales volume reached 62.392 billion cubic meters, representing an increase of 2.9% as compared with 60.615 billion cubic meters for the same period of last year. The natural gas sales business achieved an operating profit of RMB10,136 million, representing an increase of 13.3% as compared with RMB8,946 million for the same period of last year, which was mainly due to the increase in the profit of domestic natural gas sales and terminal retail business.

4.	Other Matters

Inapplicable.

5.	Quarterly Financial Statements

5.1	Quarterly financial statements prepared in accordance with CAS

1.	Consolidated Balance Sheet

ASSETS	March 31, 2023	December 31, 2022
	RMB million	RMB million
Current assets
Cash at bank and on hand	296,060	225,049
Financial assets at fair value through profit or loss	2,684	3,876
Derivative financial assets	17,218	21,133
Accounts receivable	82,578	72,028
Receivables financing	7,749	4,376
Advances to suppliers	30,384	13,920
Other receivables	36,911	45,849
Inventories	155,183	167,751
Other current assets	48,521	59,885

Total current assets	677,288	613,867

Non-current assets
Investments in other equity instruments	908	950
Long-term equity investments	274,070	269,671
Fixed assets	462,683	463,027
Oil and gas properties	812,984	832,610
Construction in progress	184,649	196,876
Right-of-use assets	130,778	132,735
Intangible assets	92,242	92,960
Goodwill	7,246	7,317
Long-term prepaid expenses	11,878	10,388
Deferred tax assets	16,531	16,960
Other non-current assets	39,617	33,651

Total non-current assets	2,033,586	2,057,145

TOTAL ASSETS	2,710,874	2,671,012

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

1.	Consolidated Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2023	December 31, 2022
	RMB million	RMB million
Current liabilities
Short-term borrowings	55,285	38,375
Financial liabilities at fair value through profit or loss	—	1,698
Derivative financial liabilities	9,976	11,146
Notes payable	15,747	15,630
Accounts payable	256,467	289,117
Contract liabilities	74,249	77,337
Employee compensation payable	14,289	9,385
Taxes payable	53,756	53,514
Other payables	68,153	41,542
Current portion of non-current liabilities	118,994	70,561
Other current liabilities	11,162	15,958

Total current liabilities	678,078	624,263

Non-current liabilities
Long-term borrowings	132,892	169,630
Debentures payable	26,923	52,848
Lease liabilities	116,963	118,200
Provisions	143,702	142,081
Deferred tax liabilities	23,174	21,046
Other non-current liabilities	8,148	7,594

Total non-current liabilities	451,802	511,399

Total liabilities	1,129,880	1,135,662

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	123,613	123,612
Special reserve	9,668	8,490
Other comprehensive income	(21,978)	(19,062)
Surplus reserve	224,957	224,957
Undistributed profits	889,481	845,805

Equity attributable to equity holders of the Company	1,408,762	1,366,823

Non-controlling interests	172,232	168,527

Total shareholders’ equity	1,580,994	1,535,350

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,710,874	2,671,012

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

2.	Company Balance Sheet

ASSETS	March 31, 2023	December 31, 2022
	RMB million	RMB million
Current assets
Cash at bank and on hand	132,965	72,308
Derivative financial assets	143	192
Accounts receivable	14,586	17,969
Receivables financing	7,506	4,164
Advances to suppliers	21,575	9,365
Other receivables	12,078	9,410
Inventories	100,143	109,354
Other current assets	35,270	45,204

Total current assets	324,266	267,966

Non-current assets
Investments in other equity instruments	226	333
Long-term equity investments	478,083	471,795
Fixed assets	310,123	307,660
Oil and gas properties	616,515	628,338
Construction in progress	110,349	123,486
Right-of-use assets	56,967	58,000
Intangible assets	69,552	70,193
Goodwill	69	52
Long-term prepaid expenses	8,936	7,384
Deferred tax assets	—	803
Other non-current assets	13,595	11,701

Total non-current assets	1,664,415	1,679,745

TOTAL ASSETS	1,988,681	1,947,711

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

2.	Company Balance Sheet (Continued)

LIABILITIES AND SHAREHOLDERS’ EQUITY	March 31, 2023	December 31, 2022
	RMB million	RMB million
Current liabilities
Short-term borrowings	17,892	17,255
Derivative financial liabilities	23	—
Notes payable	15,511	15,213
Accounts payable	105,477	121,220
Contract liabilities	56,119	55,861
Employee compensation payable	11,424	6,817
Taxes payable	32,133	34,512
Other payables	144,854	99,302
Current portion of non-current liabilities	93,427	53,157
Other current liabilities	5,607	10,572

Total current liabilities	482,467	413,909

Non-current liabilities
Long-term borrowings	57,951	90,743
Debentures payable	23,500	49,380
Lease liabilities	44,004	44,700
Provisions	105,802	104,553
Deferred tax liabilities	749	—
Other non-current liabilities	4,089	4,302

Total non-current liabilities	236,095	293,678

Total liabilities	718,562	707,587

Shareholders’ equity
Share capital	183,021	183,021
Capital surplus	123,487	123,486
Special reserve	5,547	4,620
Other comprehensive income	596	720
Surplus reserve	213,865	213,865
Undistributed profits	743,603	714,412

Total shareholders’ equity	1,270,119	1,240,124

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,988,681	1,947,711

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

3.	Consolidated Income Statement

Item	Three months ended March 31
	2023	2022
	RMB million	RMB million
Operating income	732,471	779,368
Less: Cost of sales	(577,013)	(623,635)
Taxes and surcharges	(63,281)	(67,611)
Selling expenses	(15,927)	(16,064)
General and administrative expenses	(14,294)	(12,172)
Research and development expenses	(5,934)	(4,918)
Finance expenses	(4,609)	(4,045)
Including: Interest expenses	(6,139)	(4,859)
Interest income	1,434	554
Add: Other income	4,729	3,346
Investment income	3,496	3,517
Including: Income from investment in associates and joint ventures	4,590	3,395
Gains from changes in fair value	4,032	—
Credit impairment reversal/(losses)	25	(282)
Asset impairment losses	4	11
Gains on asset disposal	45	119

Operating profit	63,744	57,634

Add: Non-operating income	497	364
Less: Non-operating expenses	(1,667)	(1,229)

Profit before taxation	62,574	56,769

Less: Taxation	(14,065)	(13,295)

Net profit	48,509	43,474

Classified by continuity of operations:
Net profit from continuous operation	48,509	43,474
Net profit from discontinued operation	—	—
Classified by ownership:
Shareholders of the Company	43,630	38,898
Non-controlling interests	4,879	4,576
Earnings per share
Basic earnings per share (RMB Yuan)	0.24	0.21
Diluted earnings per share (RMB Yuan)	0.24	0.21

Other comprehensive income, net of tax	(3,547)	(1,015)
Other comprehensive income (net of tax) attributable to equity holders of the Company	(2,834)	(8)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(52)	(54)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognized under equity method	(133)	(264)
Cash flow hedges	(1,495)	—
Translation differences arising from translation of foreign currency financial statements	(1,154)	310
Other comprehensive income (net of tax) attributable to non-controlling interests	(713)	(1,007)

Total comprehensive income	44,962	42,459

Attributable to:
Equity holders of the Company	40,796	38,890
Non-controlling interests	4,166	3,569

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

4.	Income Statement

Item	Three months ended March 31
	2023	2022
	RMB million	RMB million
Operating income	447,279	406,502
Less: Cost of sales	(347,656)	(305,848)
Taxes and surcharges	(48,469)	(51,926)
Selling expenses	(11,182)	(11,218)
General and administrative expenses	(9,450)	(7,630)
Research and development expenses	(5,306)	(4,208)
Finance expenses	(3,488)	(3,600)
Including: Interest expenses	(3,767)	(3,668)
Interest income	415	178
Add: Other income	4,437	3,198
Investment income	7,949	7,176
Including: Income from investment in associates and joint ventures	3,147	2,668
Credit impairment losses	(18)	(66)
Asset impairment losses	1	—
Losses from changes in fair value	(48)	—
Gains on asset disposal	46	100

Operating profit	34,095	32,480

Add: Non-operating income	338	304
Less: Non-operating expenses	(1,556)	(1,059)

Profit before taxation	32,877	31,725

Less: Taxation	(3,732)	(4,080)

Net profit	29,145	27,645

Classified by continuity of operations:
Net profit from continuous operation	29,145	27,645
Net profit from discontinued operation	—	—
Earnings per share
Basic earnings per share (RMB Yuan)	0.16	0.15
Diluted earnings per share (RMB Yuan)	0.16	0.15
Other comprehensive income, net of tax	(124)	(246)
Other comprehensive income (net of tax) attributable to equity holders of the Company	(124)	(246)
(1) Items that will not be reclassified to profit or loss:
Changes in fair value of investments in other equity instruments	(74)	(20)
(2) Items that may be reclassified to profit or loss:
Other comprehensive income recognized under equity method	(61)	(226)
Cash flow hedges	11	—

Total comprehensive income	29,021	27,399

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

5.	Consolidated Cash Flow Statement

Item	Three months ended March 31
	2023	2022
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	801,094	831,182
Cash received relating to other operating activities	33,548	32,951

Sub-total of cash inflows	834,642	864,133

Cash paid for goods and services	(570,340)	(592,875)
Cash paid to and on behalf of employees	(35,067)	(31,750)
Payments of various taxes	(76,312)	(107,318)
Cash paid relating to other operating activities	(26,541)	(47,765)

Sub-total of cash outflows	(708,260)	(779,708)

Net cash flows from operating activities	126,382	84,425

Cash flows from investing activities
Cash received from disposal of investments	910	10,414
Cash received from returns on investments	2,101	2,117
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	165	141
Net cash received from disposal of subsidiaries and other business units	2	—

Sub-total of cash inflows	3,178	12,672

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(50,897)	(51,891)
Cash paid to acquire investments	(23,234)	(5,546)
Net cash paid to acquire subsidiaries and other business units	(18)	—

Sub-total of cash outflows	(74,149)	(57,437)

Net cash flows used for investing activities	(70,971)	(44,765)

Cash flows from financing activities
Cash received from capital contributions	40	44
Including: Cash received from non-controlling interests’ capital contributions to subsidiaries	40	44
Cash received from borrowings	200,402	243,705

Sub-total of cash inflows	200,442	243,749

Cash repayments of borrowings	(195,913)	(241,543)
Cash payments for interest expenses and distribution of dividends or profits	(5,072)	(4,332)
Including: Subsidiaries’ cash payments for distribution of dividends or profits to non-controlling interests	(385)	(512)
Cash payments relating to other financing activities	(3,095)	(3,432)

Sub-total of cash outflows	(204,080)	(249,307)

Net cash flows used for financing activities	(3,638)	(5,558)

Effect of foreign exchange rate changes on cash and cash equivalents	(720)	(363)

Net increase in cash and cash equivalents	51,053	33,739
Add: Cash and cash equivalents at beginning of the period	191,190	136,789

Cash and cash equivalents at the end of the period	242,243	170,528

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

6.	Company Cash Flow Statement

Item	Three months ended March 31
	2023	2022
	RMB million	RMB million
Cash flows from operating activities
Cash received from sales of goods and rendering of services	486,219	447,612
Cash received relating to other operating activities	4,530	3,414

Sub-total of cash inflows	490,749	451,026

Cash paid for goods and services	(298,368)	(290,044)
Cash paid to and on behalf of employees	(25,180)	(24,108)
Payments of various taxes	(55,556)	(83,985)
Cash paid relating to other operating activities	(5,492)	(8,094)

Sub-total of cash outflows	(384,596)	(406,231)

Net cash flows from operating activities	106,153	44,795

Cash flows from investing activities
Cash received from disposal of investments	3,556	1,632
Cash received from returns on investments	12,727	11,850
Net cash received from disposal of fixed assets, oil and gas properties, intangible assets and other long-term assets	138	135

Sub-total of cash inflows	16,421	13,617

Cash paid to acquire fixed assets, oil and gas properties, intangible assets and other long-term assets	(31,527)	(20,771)
Cash paid to acquire investments	(6,020)	(4,302)

Sub-total of cash outflows	(37,547)	(25,073)

Net cash flows used for investing activities	(21,126)	(11,456)

Cash flows from financing activities
Cash received from borrowings	19,240	61,470

Sub-total of cash inflows	19,240	61,470

Cash repayments of borrowings	(37,104)	(64,069)
Cash payments for interest expenses and distribution of dividends or profits	(3,351)	(3,823)
Cash payments relating to other financing activities	(1,655)	(1,880)

Sub-total of cash outflows	(42,110)	(69,772)

Net cash flows used for financing activities	(22,870)	(8,302)

Net increase in cash and cash equivalents	62,157	25,037
Add: Cash and cash equivalents at beginning of the period	68,808	31,955

Cash and cash equivalents at the end of the period	130,965	56,992

Chairman	Director and President	Chief Financial Officer
Dai Houliang	Huang Yongzhang	Wang Hua

5.2 Quarterly financial statements prepared in accordance with IFRS

1.	Consolidated Statement of Comprehensive Income

	Three months ended March 31
	2023	2022
	RMB million	RMB million
REVENUE	732,471	779,368

OPERATING EXPENSES
Purchases, services and other	(497,580)	(551,079)
Employee compensation costs	(38,594)	(35,376)
Exploration expenses, including exploratory dry holes	(4,176)	(4,569)
Depreciation, depletion and amortization	(56,107)	(51,899)
Selling, general and administrative expenses	(16,712)	(13,979)
Taxes other than income taxes	(63,457)	(67,892)
Other income net	6,551	2,688

TOTAL OPERATING EXPENSES	(670,075)	(722,106)

PROFIT FROM OPERATIONS	62,396	57,262

FINANCE COSTS
Exchange gain	7,816	3,274
Exchange loss	(7,523)	(2,856)
Interest income	1,434	554
Interest expense	(6,139)	(4,859)

TOTAL NET FINANCE COSTS	(4,412)	(3,887)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES	4,590	3,395

PROFIT BEFORE INCOME TAX EXPENSE	62,574	56,770
INCOME TAX EXPENSE	(14,071)	(13,295)

PROFIT FOR THE PERIOD	48,503	43,475

OTHER COMPREHENSIVE INCOME
(1) Item that will not be reclassified to profit or loss:
Fair value changes in equity investment measured at fair value through other comprehensive income	(19)	(116)
Currency translation differences	(746)	(945)
(2) Item that are or may be reclassified subsequently to profit or loss:
Cash flow hedging reserve	(1,495)	—
Currency translation differences	(1,154)	310
Share of the other comprehensive income of associates and joint ventures accounted for using the equity method	(133)	(264)

OTHER COMPREHENSIVE INCOME, NET OF TAX	(3,547)	(1,015)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	44,956	42,460

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	43,624	38,899
Non-controlling interests	4,879	4,576

	48,503	43,475

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company	40,790	38,891
Non-controlling interests	4,166	3,569

	44,956	42,460

BASIC AND DILUTED EARNINGS PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB YUAN)	0.24	0.21

2.	Consolidated Statement of Financial Position

	March 31, 2023	December 31, 2022
	RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment	1,460,316	1,492,513
Investments in associates and joint ventures	273,968	269,569
Equity investments measured at fair value through other comprehensive income	901	943
Right-of-use assets	200,703	203,065
Intangible and other non-current assets	75,218	69,813
Deferred tax assets	16,531	16,960
Time deposits with maturities over one year	5,683	4,016

TOTAL NON-CURRENT ASSETS	2,033,320	2,056,879

CURRENT ASSETS
Inventories	155,183	167,751
Accounts receivable	82,578	72,028
Derivative financial assets	17,218	21,133
Prepayments and other current assets	115,816	119,654
Financial assets at fair value through other comprehensive income	7,749	4,376
Financial assets at fair value through profit or loss	2,684	3,876
Time deposits with maturities over three months but within one year	53,817	33,859
Cash and cash equivalents	242,243	191,190

TOTAL CURRENT ASSETS	677,288	613,867

CURRENT LIABILITIES
Accounts payable and accrued liabilities	365,834	372,369
Contract liabilities	74,249	77,337
Income taxes payable	9,913	16,471
Other taxes payable	43,843	37,043
Short-term borrowings	166,735	100,639
Derivative financial liabilities	9,976	11,146
Lease liabilities	7,528	7,560
Financial liabilities at fair value through profit or loss	—	1,698

TOTAL CURRENT LIABILITIES	678,078	624,263

NET CURRENT LIABILITIES	(790)	(10,396)

TOTAL ASSETS LESS CURRENT LIABILITIES	2,032,530	2,046,483

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital	183,021	183,021
Retained earnings	894,502	850,832
Reserves	330,984	332,721

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	1,408,507	1,366,574
NON-CONTROLLING INTERESTS	172,231	168,526

TOTAL EQUITY	1,580,738	1,535,100

NON-CURRENT LIABILITIES
Long-term borrowings	159,815	222,478
Asset retirement obligations	143,702	142,081
Lease liabilities	116,963	118,200
Deferred tax liabilities	23,164	21,030
Other long-term obligations	8,148	7,594

TOTAL NON-CURRENT LIABILITIES	451,792	511,383

TOTAL EQUITY AND NON-CURRENT LIABILITIES	2,032,530	2,046,483

3.	Consolidated Statement of Cash Flows

	Three months ended March 31
	2023	2022
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	48,503	43,475
Adjustments for:
Income tax expense	14,071	13,295
Depreciation, depletion and amortization	56,107	51,899
Capitalized exploratory costs charged to expense	2,461	2,113
Safety fund reserve	1,246	1,378
Share of profit of associates and joint ventures	(4,590)	(3,395)
Accrual of provision for impairment of receivables, net	(25)	282
Write down in inventories, net	(6)	(11)
Loss/(gain) on disposal and scrap of property, plant and equipment	79	(50)
Loss/(gain) on disposal and scrap of other non-current assets	197	(89)
Gain on disposal of subsidiaries	(20)	—
Fair value gain	(4,032)	—
Dividend income	(14)	(2)
Interest income	(1,434)	(554)
Interest expense	6,139	4,859
Changes in working capital:
Accounts receivable, prepayments and other current assets	(20,117)	(74,627)
Inventories	12,574	(30,239)
Accounts payable and accrued liabilities	30,350	86,570
Contract liabilities	(3,088)	(3,162)

CASH FLOWS GENERATED FROM OPERATIONS	138,401	91,742
Income taxes paid	(12,019)	(7,317)

NET CASH FLOWS FROM OPERATING ACTIVITIES	126,382	84,425

3.	Consolidated Statement of Cash Flows (Continued)

	Three months ended March 31
	2023	2022
	RMB million	RMB million
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(50,853)	(51,812)
Acquisition of investments in associates and joint ventures	(1,090)	(167)
Acquisition of intangible assets and other non-current assets	(44)	(79)
Acquisition of subsidiaries	(18)	—
Proceeds from disposal of property, plant and equipment	126	118
Proceeds from disposal of other non-current assets	432	159
Interest received	1,851	643
Dividends received	250	1,474
(Increase) /decrease in time deposits with maturities over three months	(21,625)	4,899

NET CASH FLOWS USED FOR INVESTING ACTIVITIES	(70,971)	(44,765)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments of short-term borrowings	(187,804)	(169,897)
Increase in short-term borrowings	185,260	184,032
Repayments of long-term borrowings	(8,109)	(71,646)
Increase in long-term borrowings	15,142	59,673
Repayments of lease liabilities	(3,095)	(3,432)
Interest paid	(4,687)	(3,820)
Dividends paid to non-controlling interests	(385)	(512)
Cash contribution from non-controlling interests	40	44

NET CASH FLOWS USED FOR FINANCING ACTIVITIES	(3,638)	(5,558)

TRANSLATION OF FOREIGN CURRENCY	(720)	(363)

Increase in cash and cash equivalents	51,053	33,739
Cash and cash equivalents at beginning of the period	191,190	136,789

Cash and cash equivalents at end of the period	242,243	170,528

4.	Segment Information

	Three months ended March 31
	2023	2022
	RMB million	RMB million
Revenue
Oil, Gas and New Energy Resource
Intersegment sales	181,584	176,735
Revenue from external customers	35,118	32,706

	216,702	209,441
Refining, Chemicals and New Material
Intersegment sales	200,350	191,099
Revenue from external customers	78,017	83,509

	278,367	274,608
Marketing
Intersegment sales	122,675	111,269
Revenue from external customers	465,446	525,220

	588,121	636,489
Natural Gas Sales
Intersegment sales	6,806	5,165
Revenue from external customers	153,443	137,636

	160,249	142,801
Head Office and Other
Intersegment sales	83	25
Revenue from external customers	447	297

	530	322
Total revenue from external customers	732,471	779,368

Profit/(loss) from operations
Oil, Gas and New Energy Resource	40,996	38,798
Refining, Chemicals and New Material	8,470	10,765
Marketing	8,156	4,556
Natural Gas Sales	10,136	8,946
Head Office and Other	(5,362)	(5,803)

	62,396	57,262

5.3	Auditor’s Opinion Type and Auditor’s Report

Inapplicable.

By Order of the Board of Directors

PetroChina Company Limited

Dai Houliang

Chairman

Beijing, the PRC

April 28, 2023

As of the date of this announcement, the Board of Directors of the Company comprises Mr. Dai Houliang as the Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.

This announcement is published in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.